Exhibit 99.1

Waterdrop Inc. Announces First Quarter 2025 Unaudited Financial Results

BEIJING, June 5, 2025 - Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the three months ended March 31, 2025.

Financial and Operational Highlights for the First Quarter of 2025

●	Profit growth with stable liquidity: In the first quarter of 2025, net profit attributable to our ordinary shareholders reached RMB108.2 million (US$14.9 million), marking a solid increase of 34.2% year-over-year. We continued to generate positive operating cash flow during the first quarter of 2025.

●	Accelerated business growth: The first-year premiums (“FYP”) generated through our insurance business reached RMB2,092.4 million (US$288.3 million) during the first quarter of 2025, representing an increase of 19.3% year over year. Net operating revenue was RMB753.7 million (US$103.9 million), representing an increase of 7.0% year over year.

●	Expanded crowdfunding coverage: As of March 31, 2025, around 475 million people cumulatively had donated an aggregate of RMB68.8 billion to 3.47 million patients through Waterdrop Medical Crowdfunding.

●	Steadfast performance in patient recruitment: As of March 31, 2025, the Company had cumulatively enrolled 11,217 patients into 1,281 clinical trial programs through the E-Find Platform.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “We achieved remarkable growth in the first quarter of 2025, kicking off the year with robust operational and financial outcomes. Both revenue and profits grew on a year-on-year and quarter-on-quarter basis.

In line with our annual growth objectives, our insurance business maintained a strong upward trajectory. We refined our public domain user acquisition strategies and improved services for private domain users, leading to a notable 30.1% year-over-year increase in short-term insurance premium. Product innovation remains a top priority, as highlighted by the upgrade of ‘Jiehaoyun’, our industry-first product, to version 5.0. Furthermore, we recently introduced a revolutionary Million Medical Insurance product that uniquely offers both a health declaration waiver and guaranteed renewal for five consecutive years. Despite headwinds from product iteration, our long-term insurance premiums grew by 27.6% quarter-on-quarter, demonstrating operational resilience.

Waterdrop Medical Crowdfunding further enhanced its risk control framework through ongoing upgrades, improving the rigor of campaign validation processes. This quarter, we expanded our verification platform to cover 92% of domestic cities. The system now enables smoother user-led verification of critical credibility factors like housing, vehicle ownership, and income data. These improvements deliver more reliable and efficient risk management.

Our digital clinical trial solution revenue sustained its growth momentum this quarter, reflecting an 11.5% increase compared to the same period last year. We collaborated with a total of 185 pharmaceutical companies and contract research organizations (“CROs”). Meanwhile, we enrolled 822 patients and initiated services for 77 new programs during the first quarter of 2025.

We are pleased to report that Waterdrop Guardian AI applications are playing increasingly critical roles in both internal and external use cases. For instance, the penetration of our ‘AI Insurance Expert - Medical Insurance’ has further expanded and facilitated over 2 million yuan in monthly premiums this quarter. Additionally, our ‘AI Service Quality Copilot’ has boosted unit operational efficiency by 83% since its launch. Beyond internal initiatives, we have partnered with four Property and Casualty insurers to pilot AI-driven applications in the auto insurance sector, collaborating to set industry benchmarks.

Every strategic action we take is anchored in our objective of maximizing shareholder value. The Company distributed approximately US$7.3 million in cash dividends this quarter and repurchased a cumulative total of approximately 54.2 million ADSs from the open market as of May 31, 2025.

Our long-standing commitment to user-centric philosophy and AI investment laid the foundation for our achievements. Looking ahead to the upcoming quarters of 2025, we will leverage our proven business know-how to accelerate operational growth, creating greater value to both users and shareholders.”

Financial Results for the First Quarter of 2025

Operating revenue, net

Net operating revenue for the first quarter of 2025 increased by 7.0% year-over-year to RMB753.7 million (US$103.9 million) from RMB704.7 million for the same period of 2024. On a quarter-over-quarter basis, net operating revenue increased by 9.7%.

•	Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. Our insurance-related income amounted to RMB658.0 million (US$90.7 million) in the first quarter of 2025, representing an increase of 8.4% year-over-year from RMB606.8 million for the first quarter of 2024, which was mainly due to an increase in insurance brokerage income. On a quarter-over-quarter basis, insurance-related income increased by 13.0%.

•	Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the “medical crowdfunding services”). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. For the first quarter of 2025, we generated RMB67.1 million (US$9.3 million) in service fees, remaining stable compared with the service fees of RMB67.4 million for the first quarter of 2024. On a quarter-over-quarter basis, crowdfunding service fees increased by 3.1%.

•	Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. For the first quarter of 2025, our digital clinical trial solution income amounted to RMB23.0 million (US$3.2 million), representing an increase of 11.5% from RMB20.6 million in the same period of 2024. On a quarter-over-quarter basis, digital clinical trial solution income decreased by 9.9%.

Operating costs and expenses

Operating costs and expenses increased by 3.0% year over year to RMB677.8 million (US$93.4 million) for the first quarter of 2025. On a quarter-over-quarter basis, operating costs and expenses increased by 6.9%.

•	Operating costs increased by 13.0% year over year to RMB374.2 million (US$51.6 million) for the first quarter of 2025, as compared with RMB331.2 million for the first quarter of 2024, which was primarily driven by (i) an increase of RMB37.7 million in costs of referral and service fees, (ii) an increase of RMB2.8 million in the costs for the digital clinical trial solution consultants team, and (iii) an increase of RMB1.7 million in personnel costs. On a quarter-over-quarter basis, operating costs increased by 15.6% from RMB323.8 million, primarily due to (i) an increase of RMB28.3 million in costs of referral and service fees, and (ii) an increase of RMB8.4 million in the costs for the crowdfunding consultants team.

•	Sales and marketing expenses decreased by 5.4% year over year to RMB172.4 million (US$23.8 million) for the first quarter of 2025, as compared with RMB182.1 million for the same quarter of 2024. The decrease was primarily due to (i) a decrease of RMB5.9 million in outsourced sales and marketing service fees to third parties, (ii) a decrease of RMB5.6 million in personnel costs and share-based compensation expenses, partially offset by (iii) an increase of RMB4.5 million in marketing expenses for third-party traffic channels. On a quarter-over-quarter basis, sales and marketing expenses decreased by 5.3% from RMB182.0 million, primarily due to (i) a decrease of RMB7.5 million in marketing expenses for third-party traffic channels, and (ii) a decrease of RMB1.9 million in outsourced sales and marketing service fees to third parties.

•	General and administrative expenses decreased by 15.8% year over year to RMB74.9 million (US$10.3 million) for the first quarter of 2025, compared with RMB89.0 million for the same quarter of 2024. The year-over-year variance was due to (i) a decrease of RMB9.8 million in professional service fees, and (ii) a decrease of RMB4.0 million in allowance for credit losses. On a quarter-over-quarter basis, general and administrative expenses increased by 1.7% from RMB73.7 million, due to (i) an increase of RMB4.7 million in allowance for credit losses, partially offset by (ii) a decrease of RMB2.6 million in professional service fees.

•	Research and development expenses remained stable at RMB56.2 million (US$7.8 million) for the first quarter of 2025, maintaining nearly the same level as RMB56.0 million for the same period of 2024. On a quarter-over-quarter basis, research and development expenses increased by 3.6% from RMB54.3 million. The increase was primarily due to an increase of RMB1.7 million in personnel costs and share-based compensation expenses.

Operating profit for the first quarter of 2025 was RMB75.9 million (US$10.5 million), as compared with RMB46.4 million for the first quarter of 2024 and RMB53.0 million for the fourth quarter of 2024.

Interest income for the first quarter of 2025 was RMB33.8 million (US$4.7 million), as compared with RMB39.8 million for the first quarter of 2024 and RMB35.8 million for the fourth quarter of 2024.

Income tax expense for the first quarter of 2025 was RMB13.3 million (US$1.8 million), as compared with RMB8.6 million for the first quarter of 2024 and RMB1.9 million for the fourth quarter of 2024.

Net profit attributable to the Company’s ordinary shareholders for the first quarter of 2025 was RMB108.2 million (US$14.9 million), as compared with RMB80.6 million for the same period of 2024, and RMB99.6 million for the fourth quarter of 2024.

Adjusted net profit attributable to the Company’s ordinary shareholders (non-GAAP1) for the first quarter of 2025 was RMB130.0 million (US$17.9 million), as compared with RMB98.4 million for the same period of 2024, and RMB107.1 million for the fourth quarter of 2024.

Cash position2

As of March 31, 2025, cash position of the Company was RMB3,543.3 million (US$488.3 million), as compared with RMB3,670.3 million as of December 31, 2024.

Share Repurchase Programs

Pursuant to the share repurchase programs launched in September 2021, September 2022, September 2023 and September 2024, respectively, we had cumulatively repurchased approximately 54.2 million ADSs from the open market with cash for a total consideration of approximately US$106.6 million as of May 31, 2025.

Supplemental Information

We organize and report our business in the following operating segments:

• Insurance, which mainly includes insurance brokerage service and technical service;

• Crowdfunding, which mainly includes crowdfunding service; and

• Others, which do not individually or in the aggregate meet the quantitative and qualitative thresholds to be individually reportable and are aggregated.

The table below sets forth the segment operating results, with the three-month comparative figures retrospectively adjusted to conform to this presentation.

1	See the sections entitled “Non-GAAP Financial Measure” and “Reconciliations of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.
2	Cash position includes cash and cash equivalents, short-term investments, and long-term debt investments included in long-term investments.

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	USD
Operating revenue, net
Insurance	606,777	582,442	657,988	90,673
Crowdfunding	67,350	65,138	67,131	9,251
Others	30,573	39,244	28,575	3,938
Total consolidated operating revenue, net	704,700	686,824	753,694	103,862
Operating costs and expenses
Insurance	(477,614)	(479,856)	(506,575)	(69,808)
Crowdfunding	(99,587)	(87,147)	(97,299)	(13,408)
Others	(62,005)	(45,177)	(54,000)	(7,442)
Operating profit/(loss)
Insurance	129,163	102,586	151,413	20,865
Crowdfunding	(32,237)	(22,009)	(30,168)	(4,157)
Others	(31,432)	(5,933)	(25,425)	(3,504)
Total segment operating profit	65,494	74,644	95,820	13,204
Unallocated items*	(19,130)	(21,684)	(19,927)	(2,746)
Total consolidated operating profit	46,364	52,960	75,893	10,458
Total other income	42,781	40,443	41,690	5,745
Consolidated profit before income tax	89,145	93,403	117,583	16,203

*	The share-based compensation represents unallocated items in the segment information because our management does not consider this as part of the segment operating performance measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measure, adjusted net profit attributable to our ordinary shareholders, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net profit attributable to our ordinary shareholders represents net profit attributable to our ordinary shareholders excluding share-based compensation expense attributable to our ordinary shareholders, foreign currency exchange gain or losses, and impact of terminating the mutual aid plan on non-GAAP adjustments. Such adjustments have no impact on income tax.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company’s historical non-GAAP financial measure to the most directly comparable GAAP measure. Adjusted net profit attributable to our ordinary shareholders presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measure, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop’s management team will hold a conference call on June 5, 2025 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line (Mandarin) Entry Number:	0072517
English Interpretation Line (Listen-only Mode) Entry Number:	8162178

Participants can choose between the Chinese and the English interpretation lines. Please note that the English interpretation option will be in listen-only mode. Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call until June 12, 2025 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Chinese Line Access Code:	9960990
English Interpretation Line Access Code:	6469856

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2024	March 31, 2025
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	986,323	1,158,059	159,585
Restricted cash	520,588	603,924	83,223
Short-term investments	1,612,619	778,068	107,221
Accounts receivable, net	716,206	768,855	105,951
Current contract assets	619,436	632,525	87,164
Amount due from related parties	257	270	37
Prepaid expense and other assets	182,641	192,849	26,575
Total current assets	4,638,070	4,134,550	569,756
Non-current assets
Non-current contract assets	153,749	171,226	23,596
Property, equipment and software, net	240,024	240,846	33,189
Intangible assets, net	153,011	152,979	21,081
Long-term investments	1,114,160	1,649,792	227,347
Right of use assets, net	46,872	36,970	5,095
Deferred tax assets	27,028	21,278	2,932
Goodwill	80,751	80,751	11,128
Total non-current assets	1,815,595	2,353,842	324,368
Total assets	6,453,665	6,488,392	894,124

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Amount due to related parties	10,616	10,851	1,495
Insurance premium payables	537,344	624,202	86,017
Accrued expenses and other current liabilities	704,035	791,425	109,061
Short-term loans	198,373	-	-
Current lease liabilities	34,573	30,973	4,268
Total current liabilities	1,484,941	1,457,451	200,841
Non-current liabilities
Non-current lease liabilities	10,971	5,707	786
Deferred tax liabilities	84,185	91,680	12,634
Total non-current liabilities	95,156	97,387	13,420
Total liabilities	1,580,097	1,554,838	214,261

Mezzanine Equity
Redeemable non-controlling interests	76,133	72,193	9,948

Shareholders’ equity
Class A ordinary shares	112	113	16
Class B ordinary shares	27	27	4
Treasury stock	(15)	(16)	(2)
Additional paid-in capital	6,832,214	6,784,389	934,914
Accumulated other comprehensive income	159,550	163,106	22,477
Accumulated deficit	(2,194,453)	(2,086,258)	(287,494)
Total shareholders’ equity	4,797,435	4,861,361	669,915
Total liabilities, mezzanine equity and shareholders’ equity	6,453,665	6,488,392	894,124

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	USD
Operating revenue, net	704,700	686,824	753,694	103,862
Operating costs and expenses(i)
Operating costs	(331,243)	(323,836)	(374,218)	(51,569)
Sales and marketing expenses	(182,146)	(182,038)	(172,396)	(23,757)
General and administrative expenses	(88,961)	(73,725)	(74,943)	(10,327)
Research and development expenses	(55,986)	(54,265)	(56,244)	(7,751)
Total operating costs and expenses	(658,336)	(633,864)	(677,801)	(93,404)
Operating profit	46,364	52,960	75,893	10,458
Other income
Interest income	39,804	35,802	33,814	4,660
Foreign currency exchange gain/(loss)	1,514	(963)	(2,103)	(290)
Others, net	1,463	5,604	9,979	1,375
Profit before income tax	89,145	93,403	117,583	16,203
Income tax expense	(8,588)	(1,936)	(13,328)	(1,837)
Net profit	80,557	91,467	104,255	14,366
Net loss attributable to mezzanine equity classified as non-controlling interests shareholders	(75)	(8,148)	(3,940)	(543)
Net profit attributable to ordinary shareholders	80,632	99,615	108,195	14,909
Other comprehensive income:
Foreign currency translation adjustment, net of tax	25,143	89,187	(14,056)	(1,937)
Unrealized (loss)/gain on available for sale investments, net of tax	-	(29,330)	17,612	2,427
Total comprehensive income	105,700	151,324	107,811	14,856
Total comprehensive loss attributable to mezzanine equity classified as non-controlling interests shareholders	(75)	(8,148)	(3,940)	(543)
Total comprehensive income attributable to ordinary shareholders	105,775	159,472	111,751	15,399
Weighted average number of ordinary shares used in computing net profit per share
Basic	3,696,619,172	3,620,987,566	3,620,380,862	3,620,380,862
Diluted	3,756,462,107	3,699,552,300	3,711,999,000	3,711,999,000
Net profit per share attributable to ordinary shareholders
Basic	0.02	0.03	0.03	0.00
Diluted	0.02	0.03	0.03	0.00

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	USD
Sales and marketing expenses	(1,820)	(1,692)	(1,899)	(262)
General and administrative expenses	(14,327)	(17,336)	(15,527)	(2,140)
Research and development expenses	(2,983)	(2,656)	(2,501)	(344)
Total	(19,130)	(21,684)	(19,927)	(2,746)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	RMB	RMB	RMB	USD
Net profit attributable to the Company’s ordinary shareholders	80,632	99,615	108,195	14,909
Add:
Share-based compensation expense attributable to the Company’s ordinary shareholders	19,260	21,502	19,750	2,722
Foreign currency exchange (gain)/ loss	(1,514)	963	2,103	290
Impact of terminating the mutual aid plan (ii)	-	(14,985)	-	-
Adjusted net profit attributable to the Company’s ordinary shareholders	98,378	107,095	130,048	17,921

(ii)	This represents the reversal of the difference between estimated cost of medical expense coverage and actual payment.